Mail Stop 7010

December 15, 2005

via U.S. mail and facsimile

Marty R. Kittrell
Chief Financial Officer
Andrew Corporation
10500 W. 153rd Street
Orland Park, Illinois 60462

 Re: Andrew Corporation
   Form 10-K for the Fiscal Year Ended September 30, 2004
    Filed December 13, 2004
Forms 10-Q for the Fiscal Quarters Ended December 31, 2004, March 31,
2005 and June 30, 2005
   File No. 0-21682

Dear Mr. Kittrell:

     We have completed our review of your Form 10-K and related
filings and have no further comments at this time.

     If you have any further questions regarding our review of
your
filings, please direct them to Tracey Houser, Staff Accountant, at
(202) 551-3736, or me, in her absence, at (202) 551-3255.

Sincerely,

Nili Shah
Accounting Branch Chief

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

        DIVISION OF
CORPORATION FINANCE